

July 6, 2010

J. Edward Coleman, Chief Executive Officer
Unisys Corporation
Township Line & Union Meeting Rds-A
Unisys Way
Blue Bell, PA 19424

      Re: **Unisys Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed February 24, 2010
                Form 10-Q for the Fiscal Quarter Ended March 31, 2010
                Filed April 30, 2010
                File No. 001-08729

Dear Mr. Coleman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Backlog, page 2

1.   Please tell us what portion of the backlog orders expected to be filled in 2010 was generated by funded government contracts and tell us what consideration you gave to disclosing this information, if material.

Item 1A. Risk Factors (Incorporated by reference from the Unisys 2009 Annual Report to Stockholders, Exhibit 13)

General

2.   Please revise the subcaptions in future filings to adequately describe the risk discussed in the risk factor, as well as how each risk impacts you. See Item 503(c) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q.

Item 8. Financial Statements and Supplementary Data (Incorporated by reference from the Unisys 2009 Annual Report to Stockholders, Exhibit 13)

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue recognition, page 23

3.   We note your disclosures on page 16 regarding your contracts with governmental entities. You discuss certain provisions related to these contracts that appear to constitute fiscal funding clauses. Please describe the nature of your contracts with governmental entities, including the products and/or services generally sold pursuant to these agreements. Additionally, please tell us how these contract provisions impact revenue recognition, and how you considered ASC 985-605-25-38 through 25-40 and any other guidance, as applicable.

4.   We note your disclosure on page 16 which states that your outsourcing agreements require that prices be benchmarked and provide for a downward adjustment to those prices if the pricing for similar services in the market has changed. This appears to suggest that uncertainties exist regarding your ability to maintain fixed pricing on these contracts. Please explain to us how you determine that the prices on your outsourcing contracts are fixed or determinable and the impact this has on revenue recognition.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference From Proxy Statement Filed March 18, 2010)

Risk Oversight, page 15

5.   Your disclosure does not appear to address whether your compensation policies relate to risk-taking incentives. See Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Item 11. Executive Compensation (Incorporated by Reference From Proxy Statement Filed March 18, 2010)

Executive Compensation

Compensation Discussion and Analysis

Principal Components of Executive Officer Compensation

Variable Short-Term Incentive Compensation, page 35

6.   Your disclosure on pages 32 and 35 indicates that individual performance is an element of the amounts awarded to your named executive officers under your executive variable compensation plan. In your response letter, please describe how you evaluated individual performance and how it impacted the amounts awarded to each of your named executive officers under your executive variable compensation plan during the last fiscal year. Include similar disclosure in future filings, if applicable.

7.   We note your disclosure on page 37 that you have not quantified business unit performance metrics because you do not report publicly the results of your various business units and do not believe that disclosing the actual performance measures used would be meaningful. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please tell us whether you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the performance targets and, if so, tell us whether you have a competitive harm analysis that supports your reliance on that instruction. In addition, if you are relying on Instruction 4, please tell us how you considered discussing the level of difficulty associated with achieving the undisclosed target levels, as required by the Instruction.

Long-Term Incentive Awards, page 38

8.   In your response letter, please include a more detailed explanation of how you determined the amount and type of equity awarded to each named executive officer during the last fiscal year. Include similar disclosure in future filings, if applicable.

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

9.   Paragraph 4(d) of the certifications omits the parenthetical "(the registrant's fourth fiscal quarter in the case of an annual report)." The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change

would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 33-8124. Please note that this comment also applies to your quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2010. Please confirm that you will use the language specified in Item 601(b)(31) in future filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Notes to Consolidated Financial Statements (Unaudited)

Note b., page 7

10.   We that you recorded a $20 million charge in the first quarter of 2010 as a result of the adoption of highly inflationary accounting and the devaluation of the Bolivar Fuerte that occurred in January 2010. Please expand your disclosure and your MD&A discussion in future filings to provide a more comprehensive discussion of your Venezuelan operations that provides a greater level of detail regarding the monetary and nonmonetary assets and liabilities that are exposed to exchange rate changes as well as providing the disclosures required under ASC 830-30-S99.

Note m., page 13

11.   We note that effective January 1, 2010 you adopted the guidance in ASC 860-10 pursuant to which you have determined that the U.S. trade accounts receivable facility no longer meets the requirements to be treated as a sale, and will therefore be accounted for as a secured borrowing. Please provide us with your analysis under ASC 860-10 that supports the conclusions reached.

Item 4. Controls and Procedures, page 24

12.   We note that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures were effective for "gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms." Please confirm, if true, that your principal executive officer and principal financial officer concluded that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.   In addition, confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please provide us with a representation that in future filings, where you

include the definition of disclosure controls and procedures, you will include disclosure conforming to Exchange Act Rule 13a-15(e). Note also that in lieu of providing the entire definition of disclosure controls and procedures, you may include a reference Rule 13a-15(e) without including any part of the definition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Staff Attorney, at (202) 551-3428, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief